UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of   August, 2009

Commission File Number  00-1427645

Ore-More Resources Inc.
(Translation of registrant’s name into English)

1530 9th Avenue S.E.
Calgary, Alberta, T2G 0T7
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40F.
Form 20F X       Form 40F  ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.
Yes ___   No X

If “Yes” is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________.

Resignation of Director and Principal Officers.

On August 25, 2009, Mr. Jonathan Adelman resigned as President, Secretary-Treasurer and a Director of Ore-More Resources Inc. (the “Company”).  Mr. Adelman did not resign as the result of any disagreement with the Company on any matter relating to the Company’s operations, policies, or practices.

On August 25, 2009, Ms. Faye Deluna resigned as a Director of the Company.  Mr. Adelman did not resign as the result of any disagreement with the Company on any matter relating to the Company’s operations, policies, or practices.

Appointment of Directors and Principal Officers.

On August 25, 2009, Mr. Lee Lischka  was appointed as a Director and as President and Secretary-Treasurer of the Company.

Mr. Lischka is currently the sales manager and managing partner of XL Fluid Systems, a company that engineers fluid systems for all types of oil and gas reservoirs, having joined XL Fluid Systems in June, 2008.

Previously from July 2000 to June 2008, Mr. Lischka was an employee of Newpark Drilling Fluids where he held various positions including drilling fluids technician, programmer and technical sales person.

Mr. Lischka is not a director or officer of any other reporting issuers.

On August 25, 2009, Mr. Bruce Dowell was appointed a Director of the Company.

Mr. Dowell holds a 4 class power engineering degree and has worked as a 4 class power engineer since 1978.  Currently he is employed by  TAQA North, a company which  purchased Primewest Energy Trust in 2008, where Mr. Dowell was employed at that time.  Mr. Dowell was with Primewest Energy Trust from 2000.

Change in Control of the Company

On August 12, 2009, Mr. David Adelman sold a total of 12,000,000 common shares of the Company and Ms. Faye Deluna sold a total of 200,000 shares of the Company to Newcastle Assets S.A. for cash consideration of $24,400.  The 12,200,000 common shares represent 70% of the total issued and outstanding shares of the Company.  The funds were a cash payment from company funds of Newcastle Assets S.A.  There are no arrangements or understandings among members of either control group and their associates with respect to election of directors or other matters.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORE-MORE RESOURCES INC.

Date: September 11, 2009	By:	/s/ Lee Lischka
Name: Lee Lischka
Title: President & CEO